United States securities and exchange commission logo





                            April 28, 2023

       David V. Barry
       Chief Financial Officer
       Fortune Brands Innovations, Inc.
       520 Lake Cook Road
       Deerfield, Illinois 60015-5611

                                                        Re: Fortune Brands
Innovations, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 8-K furnished
January 23, 2023
                                                            Form 8-K furnished
February 16, 2023
                                                            Form 8-K furnished
April 26, 2023
                                                            File No. 001-35166

       Dear David V. Barry:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Years Ended December 31, 2022, 2021 and 2020, page 25

   1. Where you describe two or more factors that contributed to a material change in a financial statement
line item between periods, please quantify in future filings, where possible, the extent to
which each factor contributed to the overall change in that line item. As an example, we
note that consolidated net sales in 2022 decreased due to a
                                                        slower housing market
in China, lower volumes, lower demand, higher sales incentives and unfavorable foreign
exchange, yet only the unfavorable foreign exchange is
                                                        quantified. Refer to
Item 303(b)(2) of Regulation S-K and and SEC Release No. 33-8350
                                                        for guidance.
 David V. Barry
FirstName   LastNameDavid
                 Innovations,V. Barry
Fortune Brands                Inc.
Comapany
April       NameFortune Brands Innovations, Inc.
       28, 2023
April 228, 2023 Page 2
Page
FirstName LastName
Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
1. Background and Basis of Presentation
Defined Benefit Plans, page 57

2. Your disclosures appear to indicate that you immediately recognize in earnings upon remeasurement "changes in the fair value of pension plan assets" that are in excess of the corridor. Please clarify your accounting treatment and disclosures. For example, advise if changes in the value of plan assets different from expected returns receive immediate recognition in earnings if in excess of the corridor.
14. Revenue, page 78

3. Pursuant to ASC 606-10-50-12(a), please revise your revenue recognition policy to specifically define when the customer obtains control over a product and the performance obligation has been satisfied. In your response, provide us with your proposed disclosure revisions.
Form 8-K furnished January 23, 2023

Exhibit 99.1, page 4

4. Your "Diluted EPS before charges/gains" non-GAAP reconciliation begins with the non-
         GAAP measure and, therefore, presents the non-GAAP measure more prominently than the comparable GAAP measure. We note similar non-GAAP prominence issues with the reconciliations in your Form 8-K furnished February 16, 2023. In future filings, please ensure all non-GAAP reconciliations start with the applicable GAAP measure. Refer to
         Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i)(A) of Regulation S-K, and
         Question 102.10(b) of the Compliance and Disclosure Interpretations ("C&DI's") on Non-
         GAAP Financial Measures.
Form 8-K furnished February 16, 2023

Exhibit 99.1, page 1

5. We note that your introductory bullets quantify changes in sales inclusive of your disposed MasterBrand Cabinet business. Furthermore, you present "Total Fortune Brand
         Home & Security inclusive of MasterBrand Cabinets net sales" for the quarterly and annual periods ended December 31, 2022 and 2021. Please note that it is not appropriate to present non-GAAP measures combining the sales of continuing and discontinued
         operations nor is it appropriate to adjust GAAP sales to include the sales of disposed entities subsequent to disposition, as these represent tailored accounting measures.
         Accordingly, confirm that you will refrain from presenting such non-GAAP measures in future filings. Refer to Question 100.04 of the C&DI's on Non-GAAP Financial
         Measures.
 David V. Barry
FirstName   LastNameDavid
                 Innovations,V. Barry
Fortune Brands                Inc.
Comapany
April       NameFortune Brands Innovations, Inc.
       28, 2023
April 328, 2023 Page 3
Page
FirstName LastName
6.       We note your presentation of the non-GAAP measure "Operating income
(loss) from
         continuing operations before charges/gains" and have the following comments:

                We note that the adjustment titled "Restructuring and other (charges)/gains" includes several different items per footnotes (1) and (2) under the reconciliation table. Please revise future filings to include a separate line item within the tabular reconciliation for each material item that makes up this adjustment.

                Per footnote (2), we note that the adjustment includes "losses from disposing of inventories" and "trade receivables allowances from discontinued product lines." Considering such costs appear to represent normal and recurring expenses necessary to operate your business, please remove these adjustments from future filings or tell us how you determined these adjustments were in compliance with non-
              GAAP rules. Refer to Question 100.01 of the C&DI's on Non-GAAP Financial
              Measures.
7. Your non-GAAP presentations under the headers "Reconciliation of Income Statements -
         GAAP to Before Charges/Gains Information" appear to represent non-GAAP income statements. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-
         GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Please refer to
         Question 102.10(a) of the C&DI's on Non-GAAP Financial Measures. To the extent you
         wish to present any of the totaled measures in the    Before
Charges/Gains (Non-GAAP)"
         column, present a separate reconciliation for each non-GAAP measure and provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K.
8. Your calculation of free cash flow differs from the typical calculation of cash flows from operating activities less capital expenditures. In order to avoid potential confusion, please revise the title to adjusted free cash flow or a similar description. Refer to Question
         102.07 of the C&DI's on Non-GAAP Financial Measures.
9. We note that you present the non-GAAP measure "Operating income (loss) from continuing operations before charges/gains" for each reportable segment, which you do not appear to have reconciled to a GAAP measure pursuant to Item 10(e)(1)(i)(B) of
         Regulation S-K. Please revise future filings to include the appropriate reconciliations.
         For example, provide a quantitative reconciliation of your Water Innovation segment's
         $614.6 million of GAAP operating income from continuing operations for fiscal year
         2022 to the $622.8 million non-GAAP amount.
10. Please revise your presentation on the second page of Exhibit 99.1 regarding "operating margin before charges/gains" by segment to present the most directly comparable GAAP measure with equal or greater prominence. Refer to instruction 2 to
Item 2.02 of Form 8-
         K and Item 10(e)(1)(i)(A) of Regulation S-K.
 David V. Barry
Fortune Brands Innovations, Inc.
April 28, 2023
Page 4
Form 8-K furnished April 26, 2023

Exhibit 99.1, page 2

11. We note that you present forecasted guidance under the "Annual Outlook" heading for
         "EPS before charges/gains," "EBITDA margins before charges/gains," and "free cash flow." Revise to present the most directly comparable GAAP measure with equal or greater prominence pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. In addition, ensure that you reconcile your EBITDA margin ratio to a ratio calculated using the most directly comparable GAAP measure. Provide us with your proposed reconciliation within your response. See Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of
         the C&DI's on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameDavid V. Barry                             Sincerely,
Comapany NameFortune Brands Innovations, Inc.
                                                             Division of
Corporation Finance
April 28, 2023 Page 4                                        Office of
Manufacturing
FirstName LastName